FOSTER'S
GROUP

ASX RELEASE SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Board Changes"

Released: 26 September 2007

Pages: 6
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dw 10/19

FOSTER'S
GROUP

26 September 2007

FOSTER'S BOARD CHANGES

Foster's Group Limited (Foster's) Chairman Frank Swan will retire from the Foster's Board after the Annual General Meeting on 31 October this year. Mr Swan joined Foster's Board in August 1996 and was appointed Chairman in October 1999.

Mr Swan will be succeeded as Chairman by David Crawford, a non-executive Director on the Foster's Board since 2001.

Non-executive Director Colin Carter, who is also a Director of Wesfarmers Limited, will retire from the Foster's Board effective 30 September 2007. Mr Carter's resignation from Foster's Board is a result of the proposed acquisition by Wesfarmers Limited of Foster's retail liquor customer, Coles Group Limited.

"Frank has made a significant contribution as Chairman through periods of major change and business transformation," said Foster's CEO, Trevor O'Hoy. "His guidance has helped to position Foster's well for the future. I wish to thank Frank personally for his wise counsel and support during my tenure as CEO."

"David has extensive experience both serving on, and chairing, Boards of major companies in areas as diverse as banking, construction and resources," said Chairman, Frank Swan. "David's appointment will ensure the Board has the leadership required to meet the challenges ahead."

"On behalf of the Board, I congratulate David on his pending appointment and thank Colin for his contribution," Mr Swan said.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

END